SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 19 May 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Thursday May 19, 2016

Press Release

BT Group plc

Annual Report & Form 20-F 2016

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, BT announces to holders of its American Depositary Shares that the above document has been filed today with the US Securities and Exchange Commission and is available on its website at
www.bt.com/annualreport

Hard copies of the Annual Report & Form 20-F 2016 will be available free of charge, upon request from:

JPMorgan Chase & Co
PO Box 64504
St Paul, MN 55164-0854
United States of America

Email:
jpmorgan.adr@wellsfargo.com

Tel:
+1 800 990 1135
(General)
+1 651 453 2128 (From outside the US)
+1 800 428 4237 (Global Invest Direct)

Website:
www.adr.com

Any questions regarding this release should be directed to:

Investor relations:
Damien Maltarp                                                     Tel: 020 7356 4909

Press office:
Ross Cook                                                            Tel: 020 7356 5369

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 19 May 2016